PHOENIX FOOTWEAR GROUP, INC.

5840 El Camino Real, Suite 106

Carlsbad, CA 92008

January 10, 2011

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  John Reynolds, Assistant Director

Re:	Phoenix Footwear Group, Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed on March 31, 2010
File No. 001-31309

Dear Mr. Reynolds:

We are writing in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated, and received by telecopy on December 23, 2010, related to the Company’s Form 10-K for the fiscal year ended January 2, 2010. This confirms the discussion today of our counsel Timothy Condon, Esq., of Woods Oviatt Gilman LLP, with Damon Culbert of your office. We respectfully request an extension of time to respond to the Staff’s comment letter from today’s deadline until Friday January 14, 2011.

Please contact me if you have any further questions. Thank you for your courtesies in this matter.

Sincerely,

PHOENIX FOOTWEAR GROUP, INC.

/s/ James R. Riedman

James R. Riedman

Chief Executive Officer